Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(in thousands)

Three Months
Ended
March 31, 2005
Earnings:
Income from continuing operations before taxes	$89,152
Minority interests in consolidated subsidiaries	(553)
Loss from equity investees	3,968

Income from continuing operations before taxes, minority interests and earnings from equity investees	$92,567
Add: Total fixed charges (per below)	10,243
Distributed income of equity investees	7,438
Total earnings	$110,248

Fixed charges:
Interest expense	7,614
Estimate of interest within rental expense (1)	2,629
Total fixed charges	$10,243

Ratio of earnings to fixed charges	10.76

(1) Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).